June 8, 2005

VIA EDGAR

Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities & Exchange Commission

Washington, DC 20549

Re:	Retractable Technologies, Inc. (“RTI” or the “Company”)
Form 10-KSB for Year Ended December 31, 2004
Filed March 31, 2005
File No. 001-16465

Dear Mr. James:

Pursuant to your request and our letter of June 7, 2005, the following are RTI’s responses to comments 1 and 2 which were set forth in your letter of May 24, 2005. In accordance with our letter of June 7, 2005, we anticipate filing our responses to comments 3 and 4 immediately upon notification from certain settling parties of their approval of our proposed disclosures but, in any event, on or before June 27, 2005.

Form 10-KSB for the year ended December 31, 2004

Item 7 – Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition – Page F-9

1.	Tell us supplementally and revise your revenue recognition policies in future filings to describe any customer acceptance privileges and rights of return you provide your customers and distributors as well as any other post shipment obligations you undertake. Explain how these arrangements impact recognition of revenue.

The Company’s international contracts do not provide for any returns.

The Company’s domestic return policy is set forth in our standard Distribution Agreement, a copy of which was incorporated by reference into the Company’s Form 10-KSB as Exhibit No. 10.1.

Mr. Martin F. James

June 8, 2005

This policy provides that a customer may return incorrect shipments within 10 days following arrival at the distributor’s facility. In all such cases the distributor must obtain an authorization code from the Company and affix the code to the Returned Product. The Company will not accept returned goods without a Returned Goods Authorization Number. The Company may refund the customer’s money or replace the product.

The Company’s return policy also provides that a customer may return product that is overstocked. Overstocking returns are limited to two times in each twelve month period up to One Percent (1%) of Distributor’s total purchase of Products for the prior twelve month period upon the following terms: i) an “Overstocked” Product is that portion of Distributor’s inventory of the Product (individual catalog number) which exceeds Distributor’s sales volume for the Product during the preceding four months; ii) Distributor must not have taken Delivery of the Product which is Overstocked (individual catalog number) during the preceding four months, iii) Overstocked Product held by Distributor in excess of twelve (12) months from the date of original invoice will not be eligible for return; iv) the Overstocked Product must be returned to the Company in the Company’s saleable case cartons which are unopened and untampered with no broken or re-taped seals; v) Distributor will be granted a credit which may be used only to purchase other Products from the Company, the credit to be in the amount of the invoice price of the returned Products less a 10% restocking fee which will be assessed against Distributor’s subsequent purchase of Product; vi) Distributor must obtain an authorization code from the Company’s distribution department and affix the code to the Returned Product; and vii) Distributor shall bear the cost of shipping the Returned Products to the Company. All Product overstocks and returns are subject to inspection and acceptance by Manufacturer.

Returned products for all purposes were $92,883; $36,161; and $78,808 for 2002, 2003, and 2004 respectively. Returns, as a percentage of revenue, were 0.46%; 0.19%; and 0.37% for 2002, 2003, and 2004 respectively.

We established a reserve for returns based on one-fourth of one percent of revenues. The current balance in the reserves account is $42,000. The Company continues to monitor the reserve for adequacy. Generally, returns are expensed as received under the terms of the Company’s return policy. We believe this procedure reflects the appropriate impact of our return policy for purposes of revenue recognition.

The Company has no other post shipment obligations.

Mr. Martin F. James

June 8, 2005

Given that the amounts involved are not material, nor do we expect them to be, the Company respectfully submits that its current accounting and disclosures for returns are in compliance with generally accepted accounting principles and that revision of such disclosures is not necessary.

In prior correspondence to the staff regarding the Company’s Form 10-SB initially filed on June 23, 2000, RTI provided a final amended response in a letter dated January 16, 2001, to a similar comment set forth in a staff letter issued by Mr. Barry N. Summer dated November 27, 2000. For your convenience, the following italicized section sets forth our prior response in full and without revision.

Prior Comment 24

10.	With regard to your return policy for product overstock, tell us how you considered SFAS No. 48, SAB 101 question No. 9 and Frequently Asked Questions (FAQ), topic 13.A.4.

SFAS NO. 48

RTI appears to meet all of the requirements of SFAS No. 48. Under Paragraph six there are six separate conditions that must be met in order to record the revenue at the time of sale. RTI’s analysis of these conditions is as follows:

a.	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

RTI’s price is fixed by contract with the purchaser and is reflected on purchase orders.

b.	The buyer has paid the seller, or the buyer is obligated to pay the seller, and the obligation is not contingent on resale of the product.

Sales to our customers are not contingent on resale and the buyer is obligated to pay RTI by the terms of the contract and when title to the product passes to the buyer, generally when the products are shipped from RTI’s plant.

c.	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

Mr. Martin F. James

June 8, 2005

Once title has passed, the buyer’s obligation has not changed in the event of theft or physical destruction or damage to the product.

d.	The buyer acquiring the product for resale has economic substance apart from that provided by the seller (i.e., the buyer actually has physical facilities and an employee base that transacts business and does not just exist “on paper”).

Our customers have established businesses and most are well-known in the industry.

e.	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

RTI has no obligation to bring about the resale of the product by the buyer. RTI does have an obligation, as a medical device manufacturer, to provide training for the distributors and their sales representatives for marketing and use of the product. This training occurs continuously and is conducted by RTI’s staff. End users must also be trained in the use of the product. RTI may assist distributors in implementing a facility’s clinical evaluations and, if the facility decides to convert to RTI’s products, assist in the conversion.

Due to the small size of RTI’s staff in relation to its market, RTI contracts with its distributors to fill a large part of marketing, clinical evaluations, and training requirements for our products. In effect, RTI has outsourced its marketing function. Additionally the distributors typically provide their own marketing and promotional materials, subject to RTI’s approval. Without the network of distributors RTI has developed, RTI would not have the resources necessary to adequately market its product due to the recent passage of national “safe needle” legislation, as well as similar legislation passed by several states in 2000. As an example, Abbott has over 250 sales representatives marketing RTI’s products in their safe needle program. Abbott developed a sales and marketing program for their safe needle program to introduce these products in the acute care market. The costs necessary to achieve the value of this program and the same ability to penetrate the hospital market are definitely marketing costs that RTI would otherwise incur if not outsourced in this manner. In other words, the distributor is responsible for the marketing and sale of the product to the end user, while RTI provides support after the sale, if and when necessary.

Mr. Martin F. James

June 8, 2005

f.	The amount of future returns can be reasonably estimated.

RTI can reasonably estimate future returns through its previous experience.

SAB 101 QUESTION NO. 9

RTI appears not to be precluded from making a reasonable estimate of returns. Paragraph 8 of SAB 101 question No. 9 defines factors, which may preclude a company from making a reasonable estimate of returns. RTI’s analysis is as follows:

a.	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand

At the present time there is state legislation in 17 states and national legislation requiring the use of safe needle devices. Such legislation was enacted due to the 800,000 needlesticks reported each year in the U.S., exposing healthcare workers and others to more than 20 bloodborne pathogens, including HIV (the virus that causes AIDS) and hepatitis. RTI’s products have received the highest rating by an independent non-profit medical device research agency, ECRI. RTI believes that demand for its products will continue to grow in the U.S. as well as worldwide.

b.	Relatively long periods in which a particular product may be returned

Based on prior history, RTI believes most of its distributors do not keep large amounts of inventory due to the costs involved. Also, many distributors have RTI ship products for them directly to their customers. Distributors also provide RTI with tracking reports so RTI can determine how much of the product has been sold and to whom it was sold. Therefore, RTI believes that our products are not held for long periods of time, particularly since they are consumable products in the healthcare industry.

c.	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers

Mr. Martin F. James

June 8, 2005

RTI has experience with returns since we have had sales of over 23 million syringes since 1997 (0.1% of the United States market).

d.	Absence of a large volume of relatively homogenous transactions

At the present time we have two product lines sold to 7 general line distributors and 20 specialty line distributors. Pricing is the same for both categories of distributors. Sales are relatively homogenous.

SAB 101, Question 9 lists additional factors beyond those listed in paragraph 8 of SFAS No. 48 that may preclude a registrant from making a reasonable and reliable estimate of product returns. RTI’s analysis is as follows:

a.	Significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as “channel stuffing”)

RTI believes that our distributors carry a low level of inventory since many of them have us ship directly to the end user. Continuing orders from end users would also indicate that they are not building inventories. We are aware of where the products are going by the distributors providing us with tracking reports.

b.	Lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end-users

RTI does have “visibility” as to the level of sales to end users as we receive monthly tracking reports from our distributors which provide RTI with the facility name and the quantity of product sold to that facility.

c.	Expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products

RTI’s new product development does not compete with existing products, rather it serves to increase the number of different types of products we provide.

Mr. Martin F. James

June 8, 2005

d.	The significance of a particular distributor to the registrant’s business, sales and marketing

Currently we do not have a particular distributor significant to our sales and marketing plan that is subject to the overstocking provision. In any event, distributors subject to the overstocking provision provide us with tracking reports that enable us to monitor sales to the end users which we can use to evaluate the reserve amount. It should be noted that Abbott has no overstocking provision in its National Marketing and Distribution contract with RTI.

e.	The newness of a product

Our products were introduced into the marketplace in 1997. During 1999 and 2000, RTI has sold almost 23 million syringes (0.1% of the United States syringe market). Furthermore, before a medical device is used in a facility, the device undergoes a clinical evaluation in which the facility will test the product and determine whether or not to use it. Our product looks very similar to the standard products and requires some training, as with any new product.

f.	The introduction of competitors’ products with superior technology or greater expected market acceptance and other factors that affect market demand and changing trends in that demand for the registrant’s products

At the present time there is state and national legislation requiring the use of safe needle devices. Such legislation was enacted due to the 800,000 needlesticks reported each year in the United States exposing healthcare workers and others to more than 20 bloodborne pathogens, including HIV (the virus that causes AIDS) and hepatitis.

RTI’s products have received the highest rating by an independent non-profit medical device research agency, ECRI. RTI believes that demand for safe needle products will continue to grow in the United States as well as worldwide. Given the time its takes to bring a new medical device to market, including, but not limited to, development of the product, patenting the product, obtaining “approval” of the Food and Drug Administration, developing the manufacturing processes (if the product can be manufactured at all), the design and building of the manufacturing equipment, and the capacity of the equipment

Mr. Martin F. James

June 8, 2005

manufacturers, it will take a long time for the demand for new technology for safe needle products to be brought to market. RTI believes its products are well positioned to participate effectively in the safe needle market.

FREQUENTLY ASKED QUESTIONS (FAQ), TOPIC 13.A.4.

RTI believes its policies and procedures are within the parameters given by FAQ Topic 13.A.4.

Additionally, the reason for RTI’s establishing a policy for a reserve beginning on October 1, 2000, attributable to the contractual overstocking provisions with its specialty distributors is because the contracts that provide for overstocking returns were effective October 1, 2000. Therefore, there is no effect on prior period financial statements.

2.	Tell us supplementally and revise future filings to describe the contractual pricing allowances you provide to distributors and explain how you account for them.

The Company prices its products for domestic sales using a Wholesale Acquisition Cost (“WAC”). In order to receive a contractual pricing allowance, the distributor must provide a tracking report which shows, among other things, the facility that purchased the products (typically the end user). The Company then issues a credit memorandum to the distributor which brings the price of the product to the net cost. Due to the inherent timing differences in our billing for purchases and our receiving tracking reports, not all sales during the period have been issued credit memoranda. In those instances where tracking reports have not been received for the product sold during the period, the Company assumes all sales will be tracked and therefore records an accrual for each distributor that reduces revenues to the net cost and reduces accounts receivable for the unreported tracking; i.e., the revenues are reported at the net whether or not tracking reports have been received. If the net receivable ends up as a credit, it is reclassified on the balance sheet as a current liability.

The Company will revise its future filings in the following manner to explain how it accounts for pricing allowances:

Revenue is recognized for sales to distributors when title and risk of ownership passes to the distributor, generally upon shipment. Revenue is recorded on the basis of sales price to distributors, less contractual pricing allowances. Contractual pricing allowances

Mr. Martin F. James

June 8, 2005

consist of (i) rebates granted to distributors who provide tracking reports which show, among other things, the facility that purchased the products, and (ii) a provision for estimated contractual pricing allowances for products that the Company has not received tracking reports. Rebates are recorded when issued and are applied against the customer’s receivable balance. The provision for contractual pricing allowances is reviewed at the end of each quarter and adjusted for changes in levels of products for which there is no tracking report. Additionally, if it becomes clear that tracking reports will not be provided by individual distributors, the provision is further adjusted. The estimated contractual allowance is netted against individual distributors’ accounts receivable balances for financial reporting purposes. The resulting net balance is reflected in accounts receivable or accrued liabilities, as appropriate. The terms and conditions of contractual pricing allowances are governed by contracts between the Company and its distributors. Revenue for shipments directly to end-users is recognized when title and risk of ownership passes from the Company. Any product shipped or distributed for evaluation purposes is expensed.

Finally and pursuant to your request, attached hereto as Exhibit A is a statement by RTI acknowledging, among other things, its responsibility for the adequacy and accuracy of the disclosures in its filings.

Very truly yours,

/s/ Ralph S. Janvey Ralph S. Janvey

RSJ/clm
Enclosure

EXHIBIT A

RETRACTABLE TECHNOLOGIES, INC. ACKNOWLEDGMENT

Retractable Technologies, Inc. hereby acknowledges that, in connection with responding to SEC staff comments1 and 2 set forth in a letter dated May 24, 2005:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 8, 2005	RETRACTABLE TECHNOLOGIES, INC.

/s/ Thomas J. Shaw
THOMAS J. SHAW
PRESIDENT AND CHIEF EXECUTIVE OFFICER

/s/ Douglas W. Cowan
DOUGLAS W. COWAN
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

EXHIBIT A – Page Solo